UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q3 Trading Update dated 22 October 2026

22 October 2026

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AND THE PERSON RESPONSIBLE FOR MAKING THIS ANNOUNCEMENT IS RACHEL CANHAM, GROUP GENERAL COUNSEL AND COMPANY SECRETARY.

RENTOKIL INITIAL PLC - THIRD QUARTER TRADING UPDATE
Rentokil Initial plc ("the Group") Q3 Trading Update for the period 1 July 2026 to 30 September 2026

Financial Highlights
●     Solid Q3, with Group Organic Revenue growth of 3.4%.
●     North America Pest Control Services Organic Revenue growth of 2.4%.
●     Continued strength in International Pest with Organic Revenue growth of 5.7%.
●     Disciplined capital allocation with $200m share buyback programme approved by the Board.
●     Expect to deliver FY 2026 profit in line with current market expectations.

Mike Duffy, Chief Executive of Rentokil Initial plc, said:

"I'm encouraged by the progress we've made since setting out our priorities in July to build the platform for sustainable organic growth through customer focus, sales and operational excellence, and business simplification.

"Our ongoing focus on more brands, more branches and enhanced digital marketing, combined with actions to improve leads and conversion in North America Pest Control Services, supported improving Organic Revenue growth trends through the quarter with Residential lead flow recovering to a 1% decline in September. We are separating our Residential and Commercial businesses in North America to drive a sharper focus on growth, and have appointed dedicated leadership for each business with a combined experience of over 40 years in the pest control industry. We are now starting pilots to drive the standardisation of best practices across the branch network focused on improving the customer journey and driving better execution in the field.

"We have promoted Phill Wood, a highly experienced Rentokil Initial operator, to be our International CEO. We are pleased with another strong quarter for International Pest with 5.7% Organic Revenue growth. I have been working closely with Phill and our new Chief Transformation Officer, Matt Jochim, to design a more efficient International operating model which will yield significant cost savings from procurement, off-shoring and outsourcing. We remain confident these savings will fully fund our targeted investment needs in our North America business.

"Demonstrating our focus on simplification, we recently agreed the sale of SOLitude Lake Management for estimated net cash proceeds of $180m and continue to review our portfolio. Reflecting our commitment to disciplined capital allocation and the strength of our balance sheet, the Board has approved a $200m share buyback programme.

"We have a great business and a clear vision of how to improve performance. This, combined with our focus on efficiency and a disciplined approach to capital allocation, will enable us to create a stronger Rentokil. We are executing against the priorities we laid out in July and we expect to deliver FY 2026 profit in line with current market expectations."

Group

Group Revenue for the quarter was $1,890m, up 4.0%. Organic Revenue growth was 3.4%.

North America

Revenue for the quarter was $1,176m, up 3.4% and Organic Revenue growth was 3.2%.

North America Pest Control Services Revenue growth was 2.7%, driven by 3.1% growth in contract revenue (Q226: 2.3%) and 2.6% growth in jobbing revenue (Q226: 5.5%). Organic Revenue growth was 2.4% reflecting continued growth in Residential across core Pest Control and Termite, and improved growth from National Accounts in Commercial driven by enhanced service quality and continued PestConnect adoption.

Aggregate Residential lead flow trends improved in September to a c.1% decline for the month, recovering from a weaker July and August. As we continue to optimise marketing spend across a shifting digital landscape, our regional and local brands have sustained positive lead growth. A sharper focus on self-generated leads, enabled by expanded call-centre capacity and improved Residential sales initiatives, has produced positive results.

North America Business Services Organic Revenue growth was 9.6% (Q226: 9.1%), supported by seasonal demand in product distribution and new business wins in brand standards.

Colleague retention increased to 82.8% (Q325: 81.8%) and customer retention increased to 81.1% (Q325: 80.9%). Good progress in Residential customer retention was supported by continued improvements in multiple service metrics and the increasing impact of our customer saves team. Commercial retention stabilised in the quarter.

International

International Revenue for the quarter was $714m, up 5.0%, with 5.6% growth in contract revenue (Q226: 5.7%) and 1.9% growth in jobbing revenue (Q226: 5.9%). Organic Revenue growth was 3.7%, or 4.7% excluding UK Property Services and DCUK, both impacted by challenging trading conditions in the UK property market.

International Pest Control Revenue for the quarter was $436m, up 7.3%, with 7.8% growth in contract revenue and 5.0% growth in jobbing revenue. Organic Revenue growth was 5.7%, another strong performance following 5.4% in Q2. In the UK, core Pest Organic Revenue grew 9.2% as a solid pricing environment and ongoing improvements to customer retention drove high single-digit growth in contract revenue. Asia & MENAT also delivered growth ahead of the average, led by volume growth in India and Indonesia. Europe, LATAM and Pacific all grew Organic Revenue in the mid single-digit range, with solid pricing across these regions and improving volume growth in Europe.

International Hygiene & Wellbeing revenue for the quarter was $278m, up 1.7%, with Organic Revenue growth of 0.7%. Overall growth was impacted by challenging trading conditions for our DCUK asbestos removal business. Organic Revenue growth excluding DCUK was 2.6%.

Colleague retention was 90.4% (Q325: 90.6%) and customer retention increased to 86.0% (Q325: 85.4%) supported by strong customer service driven by investments in training, increasing contribution from PestConnect and early results of more structured account management processes.

Update on execution against our strategic priorities: building the platform for sustainable organic growth

There are strong structural growth opportunities in our industry benefiting from favourable tailwinds. We have a strong right to win as a scale player with leading market positions in many of the countries where we operate, and with a portfolio of category-defining brands represented by experienced and long-tenured colleagues. To fully deliver on our growth potential, in July we set out three priorities to drive sustainable organic growth and have made progress executing against those priorities through the quarter.

1) Focus on the customer:
●    Progress made with the separation of North America Residential and Commercial businesses to better serve the distinct needs of each customer base and reduce operational complexity. Internal appointment of two highly experienced pest control industry veterans to lead each division. We are designing and implementing strategies to enhance the customer experience and improve retention.
●     Driven by strong customer demand, US PestConnect now has over 18,000 devices deployed at over 335 sites following our May 2026 launch. We see rising interest for Connected Pest solutions from new and existing customers.
●     Commercial customer saves team pilot exceeded expectations. Will be scaled nationally through Q4.

2) Sales and operational excellence:
●     Launched a pilot in Atlanta to address c.150 opportunities to improve the customer journey identified across key areas such as customer acquisition, service delivery, billing, cross-sell and retention as we work towards establishing a standardised branch operating model and best-in-class playbooks.
●    Targeted actions in our North America call centres and online chat journeys to reduce friction in the customer experience, with focus on "speed to lead" to reduce wait times and error rates, driving improved lead conversion through September.  Additionally, new lead attribution is enabling the business to shift spend to higher converting self-generated lead sources.
●    We continued to prioritise sales training in Q3. We provided dedicated rodent control training in North America ahead of the autumn season. In Europe, we focused on capability building across the Emerging Sales Leaders programme, Heat Centre of Excellence training, and a Lumina sales incentive.

3) Business simplification:

●   Announced $230m sale of SOLitude Lake Management to Bain Capital, generating estimated net cash proceeds after tax of c.$180m. The transaction is anticipated to close in Q426.

●   Continued portfolio simplification in Q3 by divesting a smaller business in Jordan, building on the sale of our Benelux specialist hygiene business in the first half.

Bolt-on M&A

The Group's bolt-on M&A programme continued to create value with 7 deals in the period, delivering annualised revenue in the year before acquisition of $11m.  On a year-to-date basis, this takes the total number of deals to 21, delivering annualised revenue in the year before acquisition of c.$36m.  We now expect M&A spend of around $100m in 2026 with a disciplined approach focused on delivering value in our highest opportunity markets and segments.

Capital Allocation
Our disciplined capital allocation framework remains consistent. We will invest for growth organically and inorganically through bolt-on M&A, maintain a sustainable progressive dividend, and then return surplus capital to shareholders whilst maintaining a strong balance sheet with a target Net Debt to Adjusted EBITDA ratio of 2.0-2.5x.  Given the reduction of our leverage ratio at 30 June 2026 to 2.4x, and as the business will de-lever further with the SOLitude disposal proceeds, the Board has approved a $200m share buyback programme which is expected to start imminently and to complete by our FY26 results.

Directorate Change: Retirement of Chief Financial Officer
Rentokil Initial plc has today announced that Paul Edgecliffe-Johnson, Chief Financial Officer, has informed the Board of his intention to retire from his full-time executive role and step down from the Board with effect from 31 January 2027 for family health reasons. Paul will remain with the Company and as part of the Executive Leadership Team in a senior advisory capacity following his departure from the Board to ensure an orderly succession and continuity of financial leadership. Please see the separate announcement for further details.

Conference call details and registration
Rentokil Initial Chief Executive, Mike Duffy, and Chief Financial Officer, Paul Edgecliffe-Johnson, will host a conference call for analysts and investors today at 9:00 a.m. BST. Registration for the webcast and live teleconference Q&A is available on our Company website (https://www.rentokil-initial.com/investors.aspx) and below. A replay and transcript will be available on the Company website following the event.

To access the live audio webcast in a listen-only format, please register via the following link:
Rentokil Initial Q326 Trading Update listen-only webcast registration

To ask a question, please register via the following link to receive your unique dial-in details:
Rentokil Initial Q326 Trading Update live teleconference Q&A registration

Enquiries:

Investors / Analysts:
Heather Wood, Head of Investor Relations, +44 7808 098793
Jamie Lewis, Senior Manager Investor Relations, +44 7341 071944

Media:
Malcolm Padley, Director of Corporate Communications, +44 7788 978199

Notes:
Growth rates are provided on a constant currency basis.
Organic Revenue growth represents the growth in Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue).

North America includes Pest Control (Pest Control Services and Business Services) and Hygiene & Wellbeing. North America Pest Control Services is Pest Control excluding Business Services.

Organic Revenue growth has been restated in Q3 for the sale of SOLitude Lake Management and other minor business disposals.

Summary of Financial Performance
	Revenue
	Q3 2026 $m	Q3 2025 $m	Change (reported) %	Change (constant currency) %	Organic Revenue Growth %
North America	1,176	1,137	3.4%	3.4%	3.2%
Pest Control	1,144	1,105	3.5%	3.5%	3.4%
- Pest Control Services	955	930	2.7%	2.7%	2.4%
- Business Services	189	175	8.0%	8.1%	9.6%
Hygiene & Wellbeing	32	32	0.0%	(0.1)%	(1.0)%

International	714	673	6.1%	5.0%	3.7%
Pest Control	436	403	8.2%	7.3%	5.7%
Hygiene & Wellbeing	278	270	3.0%	1.7%	0.7%

Total	1,890	1,810	4.4%	4.0%	3.4%

Category Performance

	Revenue
	Q3 2026 $m	Q3 2025 $m	Change (reported) %	Change(constant currency) %	Organic Revenue Growth %
Pest Control	1,580	1,508	4.8%	4.5%	4.0%
Hygiene & Wellbeing	310	302	2.6%	1.5%	0.5%
Total	1,890	1,810	4.4%	4.0%	3.4%

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward- looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group"), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies, including artificial intelligence technologies; the Group's ability to attract, retain and develop key personnel to lead the Group's business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of the Group's third-party service providers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from the Group's customers; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption due to a material incident, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages, cost increases or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default, fraudulent activity or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes and the risk of related litigation; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation (including class action claims and lawsuits) related to such actual or perceived failures; the identification of material weaknesses in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing the Group's indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The Company makes no guarantee in relation to the trends in the management of termite damage claims. Additionally, the Company makes no guarantee that its operational improvement plans will mitigate against or reduce the number of termite damage claims (litigated and non-litigated) against the Company nor that these plans will reduce the ongoing cost to resolve such claims.

Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S.

Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and measures presented at actual exchange rates ("AER" - IFRS) and constant currency ("CER" - Non-IFRS). Non-IFRS measures presented also include Organic Revenue Growth. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 October 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary